Exhibit (a)(6)


               [Letterhead of Morgan Stanley & Co. Incorporated]


                                                    September 19, 2001


Board of Directors
ImClone Systems Incorporated
180 Varick Street
New York, New York 10014

Members of the Board:

We understand that ImClone Systems Incorporated ("ImClone"), Bristol-Myers Squibb Company ("Bristol"), and Acquisition Sub, a wholly-owned subsidiary of Bristol, propose to enter into a Development, Promotion, Distribution and Supply Agreement (the "Commercial Agreement"), an Acquisition Agreement (the "Acquisition Agreement") and a Stockholder Agreement (collectively with the Commercial Agreement and the Acquisition Agreement, the "Agreements"), each substantially in the form of the drafts of such agreements dated as of September 19, 2001 provided to Morgan Stanley.

The Acquisition Agreement provides, among other things, for the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for 14,392,003 of the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of ImClone for $70.00 per share net to the seller in cash (the "Consideration"). We also note that the Agreements provide, among other things, for, (i) the payment by Bristol to ImClone of milestones in the aggregate amount of $1,000,000,000, $200,000,000 of which is payable at signing and the remainder of which is based upon the achievement of certain regulatory objectives by ImClone, (ii) the granting to Bristol by ImClone of (a) a co-exclusive right to develop and promote and an exclusive right to distribute ImClone's biologic pharmaceutical product known as IMC-C225 ("IMC-C225") in North America in return for specified royalties, and (b) a co-exclusive right to develop, promote and distribute IMC-C225 in Japan in return for profit participation rights, (iii) the payment by Bristol of certain expenses related to the further development and commercialization of IMC-C225, and (iv) the addition of two Bristol representatives to the ImClone Board and the establishment of certain governance arrangements with respect to ImClone for the benefit of Bristol. For purposes of this letter, all transactions described above shall be defined collectively as the "Transactions." The terms and conditions of the Transactions are more fully set forth in the Agreements.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Acquisition Agreement is fair to such holders from a financial point of view.

For purposes of the opinion set forth herein, we have:

      (i) reviewed certain publicly available financial statements and other information of ImClone and Bristol;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning ImClone prepared by the management of ImClone;

    (iii) reviewed the past and current operations and financial condition and the prospects of ImClone with senior executives of ImClone;

     (iv) reviewed certain financial projections with respect to IMC-C225 and related matters prepared by the managements of ImClone and Bristol, respectively;


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     (v)  reviewed certain financial projections with respect to the entire business of ImClone, including but not limited to IMC-C225, prepared by the management of ImClone;

    (vi) reviewed the pro-forma impact of the Transactions on ImClone's projected revenues, costs, income and earnings per share;

   (vii) reviewed information relating to certain strategic, financial and operational benefits anticipated from the Transactions, prepared by the managements of ImClone and Bristol, respectively;

  (viii)  reviewed the reported prices and trading activity for the Common
          Stock;

    (ix) compared the financial performance of ImClone and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (x) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition, partial acquisition and product licensing transactions;

    (xi) participated in discussions and negotiations among representatives of ImClone, its legal advisors, Bristol and its financial and legal advisors;

   (xii) reviewed drafts provided to us of the Agreements and other related documentation; and

  (xiii) performed such other analyses as we have deemed appropriate and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Transactions, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of ImClone and of IMC-C225. In addition, we have assumed that the Transactions will be consummated in accordance with the terms set forth in the Agreements. We have further assumed that in connection with the Transactions, ImClone and Bristol will receive all regulatory approvals necessary for completion of the Tender Offer, without any restrictions that would have an adverse effect on the consummation of or benefits expected from the Transactions. We have not made any independent valuation or appraisal of the assets or liabilities of ImClone, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a strategic transaction with ImClone.

We have acted as financial advisor to the Board of Directors of ImClone in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for ImClone and Bristol and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of ImClone and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing made by ImClone in respect of the Transactions with the Securities and Exchange Commission and distributed to stockholders of ImClone. In addition, Morgan Stanley expresses no opinion or recommendation as to whether shareholders of ImClone should tender their shares of Common Stock into the Tender Offer.


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Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Common Stock pursuant to the Acquisition Agreement is fair to such holders from a financial point of view.

                                              Very truly yours,

                                              MORGAN STANLEY & CO. INCORPORATED


                                              By:   /s/ Peter N. Crnkovich
                                                 -------------------------------
                                                 Peter N. Crnkovich
                                                 Managing Director